03011746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~24514~~ 41207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL TRADING GROUP L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 West Washington Street, 9th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. BEESON, MANAGING DIRECTOR , FINANCE & ACCOUNTING (312) 696-2121
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Members of Citadel Trading Group L.L.C.:

We have audited the accompanying statement of financial condition of Citadel Trading Group L.L.C. (a Delaware Limited Liability Company) (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003

CITADEL TRADING GROUP L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$	32,993,201
Receivables from brokers and dealers		2,262,090
Receivable from futures clearing brokers		40,125,802
Interest and dividends receivable		6,790,052
Securities borrowed		5,756,745,170
Investment assets, at fair value:		
Corporate stocks (cost $758,185,697)		643,151,726
Total assets	$	6,482,068,041

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Payables to brokers and dealers	$	226,224,380
Interest and dividends payable		5,291,443
Securities loaned		6,003,129,642
Investment liabilities, at fair value:		
Corporate stocks (proceeds $2,207,164)		1,961,092
Payable to affiliates		15,290,923
Subordinated loan from affiliate		100,000,000
Total liabilities		6,351,897,480
Members' capital		130,170,561
Total liabilities and members' capital	$	6,482,068,041

See notes to statement of financial condition

CITADEL TRADING GROUP L.L.C.
(A Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2002

Citadel Trading Group L.L.C. ("CITG"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers Inc. ("NASD"). CITG, which is owned by Citadel Wellington Partners L.P. ("Wellington") and Citadel Limited Partnership ("CLP"), engages in proprietary investment activities and conduit securities lending activities. CLP, an Illinois limited partnership, is the General Partner of Wellington and the Managing Member of CITG and is responsible for managing all investment activities for CITG. CLP is registered as a "commodity trading advisor" and a "commodity pool operator" with the U.S. Commodity Futures Trading Commission, and Wellington and CITG are "commodity pools" operated by CLP. Citadel Investment Group, L.L.C., an affiliate of CLP, provides administrative and investment-related services to CITG. Under the terms of CITG's Limited Liability Company Operating Agreement ("L.L.C. Operating Agreement") dated as of November 18, 1999, CITG will terminate on December 31, 2028, although it may be terminated earlier at the discretion of its members.

(1) Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of this financial statement requires CITG's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CITG defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with maturities of ninety days or less.

Investment assets and investment liabilities and receivables from futures clearing brokers arising from futures transactions are carried in the statement of financial condition at fair value, as determined in accordance with the L.L.C. Operating Agreement. The L.L.C. Operating Agreement generally requires investment assets and investment liabilities to be valued with reference to independent information (such as closing prices for exchange traded instruments or dealer or counterparty valuations or quotes); however, CLP is permitted to use a different value for any investment asset or investment liability (as distinguished from any non-investment liability) if it determines that doing so would better reflect market value.

Investment transactions and related commissions are recorded on a trade-date basis. Net realized gains (losses) on investments are determined by the specific identification method.

CITG periodically holds securities denominated in foreign currencies. These amounts are converted to U.S. dollars using spot currency rates on the date of valuation. Net foreign currency translation gains (losses) are reflected in the determination of net gains (losses) on investment transactions.

Realized and unrealized gains (losses) on financial futures contracts are included in net realized and net change in unrealized gains (losses) on investments.

Securities borrowing transactions require CITG to deposit cash or other collateral with the lender. Securities

CITADEL TRADING GROUP L.L.C.
(A Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued

December 31, 2002

(1) Summary of Significant Accounting Policies, Continued:

lending transactions require the borrower to deposit cash or other collateral with CITG. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or posted, respectively. CITG monitors the market value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. Collateral on securities borrowed and securities loaned has not been recognized as collateral on the statement of financial condition, but rather as proceeds from either a sale or borrow. As of December 31, 2002, CITG received securities borrowed and delivered securities loaned with a fair value of $5,579,011,622 and $5,792,292,956, respectively. To mitigate counterparty credit risk related to securities borrowed and securities loaned, positions are marked to market on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements.

Dividends from equity securities are recognized as income (expense) on the ex-dividend date and interest income (expense) is recognized on an accrual basis. Dividend income is net of withholding taxes.

(2) Income Taxes:

Income taxes have not been provided for as each member is individually liable for the taxes, if any, on its share of CITG's taxable income items, including capital gains, interest, dividends and deductions.

(3) Transactions with Related Parties:

CITG engages in securities borrowing and lending transactions with Aragon Investments Ltd. ("Aragon"), Citadel Credit Trading Ltd. ("Credit"), Citadel Edison Investments Ltd. ("Edison"), Citadel Equity Opportunity Investments Ltd. ("Equity"), Citadel Jackson Investment Fund Ltd. ("Jackson"), Fairfax International Investments Ltd. ("Fairfax"), Hera International Investments Ltd. ("Hera") and Wingate Capital Ltd. ("Wingate"). Wingate is a wholly owned subsidiary of Wellington. Aragon is an NASD registered broker dealer. CLP is the Portfolio Manager for Aragon, Credit, Edison, Equity, Jackson, Fairfax, Hera and Wingate. The financing costs associated with these transactions are determined at market levels and are collateralized as a percentage of the market value of the position in accordance with regulatory guidelines. The exposures relative to collateral posted are marked on a daily basis. As of December 31, 2002, the collateral values of short and long positions financed by CITG for affiliates were as follows:

	Short Positions	Long Positions
Aragon Investments, Ltd.	$ 140,113,971	$ 3,380,454,644
Citadel Credit Trading Ltd.	128,138,743	579,778,020
Citadel Edison Investments Ltd.	-	37,206,000
Citadel Equity Opportunity Investments Ltd.	-	329,080,600
Citadel Jackson Investment Fund Ltd.	15,791,560	173,497,226
Fairfax International Investments Ltd	-	52,310,000
Hera International Investments	2,266,589	70,303,500
Wingate Capital Ltd.	-	454,502
	$ 286,310,863	$ 4,623,084,492

(3) Transactions with Related Parties, Continued:

The proceeds of collateral on these positions are reflected in securities loaned and securities borrowed on the statement of financial condition.

In 2002, CITG entered into a subordinated loan agreement with Citadel Kensington Global Strategies Fund Ltd. ("Kensington"). Kensington is managed by CLP. As approved by the NASD, the loan proceeds received by CITG in the amount of $100,000,000, as well as accrued interest on the loan, qualify as capital for purposes of computing CITG's regulatory net capital per note (6). The terms and conditions of the subordinated loan agreement specify semi-annual interest payments at the rate of LIBOR plus 1.50% and a maturity of June 15, 2007.

Certain of CITG's accounts with various financial institutions have been guaranteed by Wellington. Payable to affiliates in the statement of financial condition consists of short-term cash funding between affiliates.

(4) Derivative Financial Instruments:

Derivative financial instruments traded by CITG include futures, whose values are based upon their underlying assets, indices or reference rates, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. A derivative financial instrument may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain options contracts. OTC derivative financial instruments are negotiated between contracting parties and include certain options contracts.

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. CITG may use derivative financial instruments in the normal course of its business to take proprietary investment positions and to manage market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with CITG's other investing activities. CITG manages the risks associated with derivatives along with its proprietary investing activities in cash instruments as part of its overall risk management framework.

Market risk is the potential for changes in the value of financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded.

Credit risk is based upon the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk due to exchange-traded financial instruments, such as futures, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded. CITG did not have any credit exposure with respect to its outstanding derivative financial instruments as of December 31, 2002.

Derivative financial instruments generally reference notional amounts which are utilized solely as a basis for determining future cash flows to be exchanged. Notional amounts provide a measure of CITG's involvement with such instruments, but are not indicative of economic exposure or potential risk, and therefore are not

(4) Derivative Financial Instruments, Continued:

recorded on- balance-sheet. Derivative financial instruments are marked to fair value at contractually specified intervals and the resulting gains and losses are recorded in the statement of financial condition in receivables from futures clearing brokers prior to the exchange of the related cash flows.

Included in net gains (losses) on investment transactions is net realized and net change in unrealized gains (losses) associated with derivative financial instruments.

Fair values represent the cost of replacing CITG's derivative financial instruments. The estimated fair value of CITG's derivative financial instruments is approximately $10,229,000 related to financial futures as of December 31, 2002.

(5) Other Off-Balance-Sheet Risk:

Since CITG does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can and often does result in a concentration of credit risk with one or more of these firms. Such risk, however, is mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in the countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and securities from holdings of the financial institutions themselves.

CITG may sell various financial instruments which it does not yet own or does not choose to deliver ("short sales"). CITG is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, CITG's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased, and net gains (losses) on investment transactions correspondingly reduced. To manage this market risk, CITG may hold securities which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting positions as deemed necessary.

CITG has an unsecured line of credit of approximately $10,000,000. As of December 31, 2002, no balance was outstanding.

(6) Net Capital Requirements:

CITG is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, CITG is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2002, net capital was approximately $192 million in excess of the required minimum net capital.

(7) Subsequent Events:

Subsequent to December 31, 2002, capital contributions of $14,495,200 were received from and capital withdrawals of $14,160,985 were paid to CITG's members. CLP withdrew its membership interest in CITG

CITADEL TRADING GROUP L.L.C.
(A Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued

December 31, 2002

(7) Subsequent Events, Continued:

effective January 1, 2003, and Citadel Wellington Partners L.P. SE purchased a membership interest in CITG. CLP serves as the non-member Manager of CITG and continues to be responsible for managing all activities, including portfolio investments, for CITG.

****

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in these financial statements is accurate and complete.

CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, CITADEL TRADING GROUP L.L.C.
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Kenneth C. Griffin, President

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

February 21, 2003

To the Members of Citadel Trading Group L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Citadel Trading Group L.L.C. (a Delaware Limited Liability Company) (the "Company") as of December 31, 2002 and for the year then ended (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the

American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Yours Truly,

Deloitte & Touche LLP